FULGENT GENETICS, iNC.

4978 Santa Anita Avenue, Suite 205

Temple City, CA  91780

August 21, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jonathan Burr

RE:Fulgent Genetics, Inc.

Registration Statement on Form S-3

Filed August 12, 2019

File No. 333-233227

Request for Acceleration

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Fulgent Genetics, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Friday, August 23, 2019, at 4:05 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Melanie Ruthrauff Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (858) 314-1873, with any comments or questions regarding the Registration Statement.

Very truly yours,

FULGENT GENETICS, Inc.

/s/ Paul Kim

Paul Kim

Chief Financial Officer

cc:Melanie Ruthrauff Levy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.